Exhibit 99.1

News Release

GEAC TO ACQUIRE COMSHARE

- US $52 Million Acquisition Delivers High-Value Financial Applications to Broaden
Geac’s Business Performance Management Suite -
NOTICE: Investor Conference Call Today at 9:00 AM EDT at 800-387-6216

Markham, ON and Southborough, MA – June 23, 2003 – Geac (TSX: GAC), a global enterprise software company for business performance management, today announced it has entered into a definitive merger agreement to acquire Comshare, Incorporated (Nasdaq: CSRE), a leading provider of corporate performance management software, for US $52 million in cash, by way of a cash tender offer, to be followed by a cash merger. Under the terms of the definitive agreement, Comshare shareholders will receive US$ 4.60 in cash for each share of Comshare common stock held, representing a 31% premium to Comshare’s trailing 20-day average share price. This latest acquisition broadens Geac’s suite of business performance management solutions with the addition of Comshare’s MPC™ suite of planning, budgeting, forecasting, financial consolidation, and management reporting and analysis solutions. The Comshare acquisition follows the successful purchase of Extensity on March 6, 2003. Comshare’s Board of Directors has unanimously approved the transaction and agreed to recommend that its shareholders accept it.

Geac plans for the tender offer to close by August 2003 and expects the transaction to be accretive to earnings 90 days following completion of the merger as the business is integrated into existing Geac operations. Additional transaction terms are set out below.

“At our annual shareholder meeting last October, we outlined Geac’s business performance management strategy, and this acquisition represents yet another step in our journey to execute on that strategy and get Geac growing again,” said Paul D. Birch, President & CEO of Geac. “Comshare is expected to add roughly 12% to Geac’s annualized revenue, based on the last twelve months of reported revenue from each company. Geac can now participate in a new US$ 1 billion market growing over 10% per year. This acquisition is designed to build long-term shareholder value for Geac.”

“Comshare’s MPC suite of financial planning, budgeting, forecasting and consolidation software provides many new products to cross-sell to our more than 5,000 enterprise customers, since MPC appeals to the same CFOs and corporate controllers that rely on Geac’s ERP transaction systems today,” said James M. Travers, Senior Vice President and President, Geac Americas. “This addition to the Geac product line is in direct response to demand from Geac customers. Even more importantly, we also expect to continue to sell aggressively to many new customers who use non-Geac ERP systems. These two revenue streams are a powerful combination, so we believe that we can accelerate the revenue growth of MPC.” Travers also observed that Comshare MPC has approximately 500 customers worldwide, and enjoys a strong customer satisfaction rating. In a recent third-party survey, 91% of Comshare customers said they would buy MPC again.

“From a technology perspective, Comshare’s MPC application is the industry’s only fully integrated, highly scalable suite of budgeting, forecasting, planning, and consolidation modules running a single shared database,” said Tim Wright, Chief Technology Officer of Geac. “It is built on a solid new technology base, with product strengths that are well known to industry analysts. The product has demonstrated its high scalability in demanding environments, with several Fortune 500 customers that have more than 1,000 users each.”

Following the close of the transaction, Geac plans to standardize on Comshare MPC for internal use by its divisions worldwide and begin to implement the suite, replacing Geac’s current budgeting and consolidation applications.

Transaction Terms

The acquisition will be accomplished by a cash tender offer at US$4.60 per share for all of Comshare’s outstanding common stock, which is expected to be commenced on or before July 3, 2003 by Conductor Acquisition Corp., a wholly owned subsidiary of Geac, followed by a cash merger in which any outstanding shares not tendered will be acquired by Conductor Acquisition Corp. for US$4.60 per share. In connection with the closing of the tender offer, all outstanding Comshare stock options become immediately exercisable by their terms. In connection with the merger, all outstanding stock options will be cancelled and holders of outstanding stock options to purchase approximately 1.4 million shares of Comshare’s common stock at exercise prices less than US$4.60 per share will, assuming they have not been exercised prior to completion of the merger, receive in cash an aggregate of approximately US$2.2 million, representing the difference between the approximate US$4.0 million aggregate exercise price which otherwise would have been paid by the holders, and the approximate US$6.2 million aggregate value of the shares underlying the options at the offer price of US$4.60 per share.

The tender offer is expected to be consummated by August 2003, and, assuming at least 90% of Comshare’s outstanding common stock is tendered, the merger will close immediately thereafter. The transaction is subject to regulatory clearance, approval by Comshare’s stockholders (if less than 90% of Comshare’s outstanding shares are acquired by Geac in the tender offer) and other customary closing conditions. The holders of approximately 15% of Comshare’s outstanding common stock, including Dennis Ganster, Comshare’s Chief Executive Officer, Codec Systems Ltd. and Anthony Stafford, have agreed to support the transaction and to tender their shares to Geac.

The Board of Directors of Geac has received a favorable independent fairness opinion respecting the financial terms of the Comshare merger from Yorkton Securities Inc.

Business Performance Management

Geac’s approach to business performance management goes beyond mere financial analytics by linking a company’s operational and financial processes with management, planning and control solutions. These solutions and services help automate, measure and improve its customers’ businesses for better performance. Comshare products will be integrated into Geac’s existing application offerings through the use of Geac’s application integration framework, which is designed to speed integration and maximize interoperability between disparate applications. This represents an important step in Geac’s ongoing efforts to build a complete suite of front office applications.

Serving Customer Needs, Growth Market

In a global assessment of customers’ IT requirements, approximately 33% of Geac’s ERP customers surveyed said that they are interested in acquiring improved business intelligence and reporting tools, such as budgeting, planning and forecasting. These organizations are looking for products that enable them to extract more value from their investment in Geac ERP to monitor and manage overall performance more effectively. Additionally, enterprises face the increasing need for integration, analytics and real-time data access to comply with stricter public disclosure mandates.

According to the May 2003 IDC report entitled “Worldwide Financial and BPM Analytic Applications Software Forecast and Analysis, 2003 – 2007,” business performance management and financial analytics applications in 2002 out-performed enterprise application software and business intelligence tools, growing 8.8%. IDC also forecasts this market segment to exceed US$ 1 billion in 2003 and for its compound annual growth to accelerate to more than 10% per year through 2007, which is faster than most enterprise software sectors.

“The tough financial climate puts added pressure on measuring and optimizing business performance, and financial analysis and planning are key to these objectives,” said Henry Morris, Senior Vice President for Financial Analytics, IDC. “In addition, the specter of increased regulation (via Sarbanes-Oxley and other new government policies) puts pressure on organizations to streamline their financial processes. When executives are held responsible for the accuracy of these reports, as well as for delivering early warnings of changes, there is ample justification for prioritizing investments in financial analysis and business performance management.”

Conference Call Notice

Management from both Geac and Comshare will host a conference call today, Monday, June 23, 2003 at 9:00 AM EDT to discuss the transaction. Listeners can access the conference call at 416-405-9328 or1-800-387-6216 or via webcast at http://www.investors.geac.com. A replay of the conference call will be available from June 23, 2003 at 11:00 a.m. to June 30, 2003 at 11:59 p.m. EDT. The replay can be accessed at 416-695-5800 or 1-800-408-3053. The pass code for the replay is 1441210.

The call will be audio-cast live and archived for 90 days at http://www.investors.geac.com.

About Comshare, Incorporated

Comshare, Incorporated is a leading provider of software that helps companies implement and execute strategy. Comshare’s corporate performance management application encompasses planning, budgeting, forecasting, financial consolidation, management reporting, and analysis. In business for over 35 years, Comshare is one of the top independent software companies, with Fortune 500 and Financial Times Top 1000 customers around the world. Comshare is a Business Objects partner, a Siebel Software Partner, and a Microsoft Gold Certified Partner for Business

Intelligence and Software. For more information on Comshare, call 1-800-922-7979, send email to info@comshare.com or visit Comshare’s website at www.comshare.com.

About Geac

Geac (TSX: GAC) is a global enterprise software company for business performance management, providing customers worldwide with the core financial and operational solutions and services to improve their business performance in real time. Further information is available at http://www.geac.com or through e-mail at info@geac.com.

All Geac products and services referred to herein are the registered trademarks or trademarks of Geac Computer Corporation Limited or its subsidiaries. All other brand or product names are registered trademarks or trademarks of their respective holders.

Additional Information

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of Comshare. Geac has not commenced the tender offer for shares of Comshare. Upon commencement of the tender offer for shares of common stock of Comshare, which is expected to occur on or before July 3, 2003, Geac will file with the Securities and Exchange Commission a tender offer statement on Schedule TO, and Comshare will file with the Commission a solicitation/recommendation statement on Schedule 14D-9. Comshare stockholders are advised to read Geac’s tender offer statement and Comshare’s solicitation/recommendation statement when they are available because they will contain important information about Geac, Comshare, the tender offer and the merger. Comshare stockholders may obtain free copies of these statements, when available, from the Securities and Exchange Commission’s website at www.sec.gov, or by contacting Geac Investor Relations at 905-475-0525 x3325 or investor@geac.com or Comshare Investor Relations at 734-994-4800 or bjarzynski@comshare.com.

Safe Harbor Statement

This press release contains forward-looking statements that are based on current expectations, including statements regarding the timing of the consummation of the tender offer and merger, the expected benefits to Geac customers of the merger, and the effect of the merger on Geac’s financial condition and results of operations. These forward-looking statements entail various risks or uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Important factors that could cause such differences include the timing of completion of the regulatory review process, the possibility that approval of Comshare’s stockholders may be required and, if required, may not be obtained or may be delayed, the possibility that other closing conditions in the merger agreement may not be satisfied, the risk that Geac may encounter unanticipated difficulties in integrating the business and products of Comshare with its own, the risk that important customers, suppliers, business partners or key executives of Comshare might terminate their business relationships with Comshare, which could detract from the expected benefits to Geac of the merger, and other risks and uncertainties described under the heading “Risk Factors” in Geac’s Registration Statement on Form F-4, No. 333-103019, filed with the United States Securities and Exchange Commission (copies of which are available through the website maintained by the Commission at www.sec.gov and through the website maintained by the Canadian Depository for Securities Limited at www.sedar.com), and under the heading “Safe Harbor Statement” in Comshare’s Quarterly Report on Form 10-Q for the three months ended March 31, 2003, filed with the Commission (copies of which are available at www.sec.gov).

Contact Information:

Jay Sherry	Dan Martin
SVP, Marketing and Strategic Alliances	Program Supervisor
Geac	Miller Consulting Group
508.871.5060	617.262.1800 x223
jay.sherry@geac.com	dan@millergrp.com